Exhibit (a)(5)(C)

AMERICAN GREETINGS ANNOUNCES COMPLETION OF TENDER OFFER FOR

PHOTOWORKS, INC.

CLEVELAND, OHIO (January 15, 2008) – American Greetings Corporation (NYSE: AM) today announced the successful completion of its tender offer, through a wholly owned subsidiary, to acquire all outstanding shares of common stock of PhotoWorks, Inc. (OTCBB: PHTW) for 59.5 cents per share or approximately $26.5 million.

The initial offering period for the tender offer ended at 5:00 p.m., New York City time, on Monday, January 14, 2008. At the close of the tender offer period approximately 40.8 million shares of PhotoWorks common stock (including approximately 10 million shares tendered under guaranteed delivery procedures) had been validly tendered and not withdrawn, representing about 97.0% of the outstanding shares of PhotoWorks common stock. All shares that were validly tendered and not withdrawn have been accepted for purchase.

American Greetings intends to acquire all of the remaining PhotoWorks common stock by means of a merger under Washington law at the same price per share paid in the tender offer. Upon completion of the merger, the surviving entity will become an indirect wholly owned subsidiary of American Greetings.

About American Greetings Corporation

American Greetings Corporation (NYSE: AM) is one of the world’s largest manufacturers of social expression products. Along with greeting cards, its product lines include gift wrap, party goods, stationery, calendars, ornaments and electronic greetings. Located in Cleveland, Ohio, American Greetings generates annual revenue of approximately $1.7 billion. For more information on the Company, visit http://corporate.americangreetings.com.

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Certain statements in this release may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of the proposed acquisition and future operating or financial performance of American Greetings. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. With respect to the proposed acquisition, these risks and uncertainties include, but are not limited to the ability to successfully complete the proposed acquisition on a timely basis and the ability to achieve the desired benefits associated with the proposed acquisition.

In addition, this release contains time-sensitive information that reflects management’s best analysis as of the date of this release. American Greetings does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in American Greetings’ and PhotoWorks’ periodic filings with the SEC, including the “Risk

Factors” section of American Greetings’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and the “Risk Factors” section of PhotoWorks’ Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007.

CONTACT:

Gregory M. Steinberg

Treasurer and Director of Investor Relations

American Greetings Corporation

216-252-4864

investor.relations@amgreetings.com

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